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5/13/02



02006354

SECURITI[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27507


RECEIVED
SEC MAIL
PROCESSING
MAY 0 6 2002
WASH, D.C.
164
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chicago Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street, Suite 909
(No. and Street)

PROCESSED
MAY 13 2002
THOMSON FINANCIAL

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lynch (312) 857-2050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Craig Shaffer & Associates, Ltd.
(Name — *if individual, state last, first, middle name*)

2720 River Road (Address) Des Plaines (City) Illinois (State) 60018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/8

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Investment Group, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____


Official Seal
Richard Lynch
Notary Public State of Illinois
My Commission Expires 09/04/05

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chicago Investment Group of Illinois, LLC.

Financial Statements

December 31, 2001

Chicago Investment Group of Illinois, LLC.
Financial Statements
Table Of Contents

	Page
Table of Contents	1
Audit Report	2
Balance Sheet	3
Statement of Income	4
Statement of Changes in Members Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Report on Internal Controls	10-11


Craig Shaffer
& Associates LTD.
2720 River Road, Des Plaines, Illinois 60018

847-299-0200
Fax 847-299-0209
Website: www.csaltd.com

To the Board of Directors
Chicago Investment Group of Illinois, LLC.

Independent Auditor's Report

We have audited the accompanying balance sheet of Chicago Investment Group of Illinois, LLC., as of December 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Investment Group of Illinois, LLC. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Certified Public Accountants
April 29, 2002

Chicago Investment Group of Illinois, LLC.

Balance Sheet
December 31, 2001

Assets		
Current Assets		
Cash	$	130,197
Commission Receivable		17,497
Prepaid Expenses		19,969
Total Current Assets	$	167,663
Fixed Assets		
Equipment	$	799
Leasehold Improvements		9,331
Less Accumulated Depreciation and Amortization	$	518
Total Fixed Assets	$	9,612
Other Assets		
Deposit	$	3,297
Total Other Assets	$	3,297
Total Assets	$	180,572
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	$	7,806
Commissions Payable		5,503
Total Liabilities	$	13,309
Members' Equity		
Members Equity	$	444,241
Retained Earnings		(276,978)
Total Stockholders' Equity	$	167,263
Total Liabilities and Members' Equity	$	180,572

See Accountant's Report and Notes to the Financial Statements.

Chicago Investment Group of Illinois, LLC.
Statement of Income
For the Year Ended December 31, 2001

Income		
Commissions		$ 383,115
Consulting		135,359
Rental		25,939
Refunds		(30,311)
	Total Income	$ 514,102
Cost of Sales		
Commissions		$ 193,509
Ticket, Maintenance and Clearing Fees		57,779
	Total Cost of Sales	$ 251,288
Gross Profit or (Loss)		$ 262,814
Expenses		
Auto		$ 3,984
Bank Charges		1,115
Depreciation		279
Dues and Subscriptions		65
Insurance		9,051
License and Permits		14,685
Office Expense		13,930
Payroll Expense		114,914
Payroll Taxes		10,854
Professional Fees		46,370
Rent, Office and Equipment		38,653
Repairs & Maintenance		480
Telephone		19,566
Travel & Entertainment		3,190
Utilities		1,436
	Total Expenses	$ 278,572
Operating Income or (Loss)		$ (15,758)
Other Income or (Expense)		
Realized Capital Gains or (Losses)		$ (27,717)
Interest / Dividend		10,947
Interest Expense		(87)
	Total Other Income or (Expense)	$ (16,857)
Net Income or (Loss)		$ (32,615)
Retained Earnings Beginning		$ (244,363)
Retained Earnings Ending		$ (276,978)

See Accountant's Report and Notes to the Financial Statement.

Chicago Investment Group of Illinois, LLC.
Statement of Changes in Stockholder Equity
For the Year Ended December 31, 2001

		Common Stock	Paid in Capital	Members Equity	Retained Earnings	Total
Balance - January 1, 2001	$	47,806	383,752	0	(244,363)	187,195
Stock Redemption	$	0	0	0	0	0
Stock Proceeds	$	4,000	82,805	0	0	86,805
Return of Capital	$	0	(74,122)	0	0	(74,122)
Net Income or (Loss) for the Year	$	0	0	0	(32,615)	(32,615)
Entity Conversion	$	(51,806)	(392,435)	444,241	0	0
Distributed Retained Earnings	$	0	0	0	0	0
Balance - December 31, 2001	$	0	0	444,241	(276,978)	167,263

** See note 4

See Accountant's Report and Notes to the Financial Statements.

Chicago Investment Group of Illinois, LLC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Provided by (Applied To) Operating Activities		
Net Income or (Loss)	$	(32,615)
Depreciation and Amortization		279
Items which did not affect cash:		
Changes In:		
Accounts Receivable	$	(1,346)
Accounts Payable and Accrued Expenses		(39,726)
Prepaid Assets		(15,154)
Cash Provided by Operating Activities	$	(88,562)
Cash Provided by (Applied to) Investing Activities		
Changes In:		
Fixed Assets	$	(799)
Investments	$	9,980
Cash Provided by Investing Activities	$	9,181
Cash Provided by (Applied To) Financing Activities		
Common Stock	$	(47,806)
Additional Paid in Capital		(309,630)
Return of Capital		(74,122)
Members Equity		444,241
Cash Provided by Financing Activities	$	12,683
		(66,698)
(Decrease) or Increase in Cash & Cash Equivalents	$	(66,698)
Cash and Cash Equivalents Beginning	$	196,895
Cash and Cash Equivalents Ending	$	130,197

Interest Expense $ 87

See Accountant's Report and Notes to the Financial Statements.

Chicago Investment Group of Illinois, LLC.

Notes to the Financial Statements
December 31, 2001

Note 1. The Company

Nature of Business: The Company participates in the marketing and sales of marketable securities, private placements, and training. The Company's income is derived from commissions and fees associated with those activities.

The Company is a broker / dealer registered with the National Association of Securities Dealers, Inc. (NASD), for the sale of securities.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment, and Software: Furniture, equipment and software are carried at cost. Depreciation and amortization is computed using the straight-line over the estimated useful lives of the assets.

Income Taxes: The Company with the consent of its members has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the members separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for income taxes, except for certain state replacement taxes that are included in operating expenses.

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents.

Marketable Debt and Equity Securities: Gains and losses on the purchase and sale of Marketable Securities are based on specific identification of each respective security purchased or sold during the period under audit.

Chicago Investment Group of Illinois, LLC.
Notes to the Financial Statements
December 31, 2001

Note 2. Computation of Net Capital

Stockholders' Equity	$ 167,263
Less: Unallowable Assets (A)	33,461
Minimum New Capital Requirements	100,000
Excess Net Capital	$ 33,802

We have compared this computation of Net Capital with the computation of Net Capital detailed on the unaudited Focus Report – Part IIA (Form X17A-5) and determined that the differences are due to prior audit adjustments and current audit adjustments pertaining to related party transactions. Additionally, expenses submitted previously relating to shareholder consulting and management fees have been converted to returns of capital.

(A) - Components of Unallowable Assets:

CDR Deposit	$ 583
Deposits	3,297
Fixed Assets	9,612
Prepaid Expenses	19,969
Total:	$ 33,461

Note 3. Future Lease Commitments

The Company leases office space in Chicago. The lease terms obligate the Company through May 31, 2005. The Company also leases furniture on a month to month basis. The total future minimum lease payments under the lease terms are as follows:

Year Ending May 31, 2005	
2002	$ 82,039
2003	84,501
2004	87,036
2005	36,710
Total	$ 290,286

Chicago Investment Group of Illinois, LLC.

Notes to the Financial Statements
December 31, 2001

Note 4. Changes in Entity Status and Related Income Taxes

The Company began the year as a Michigan Sub Chapter S Corporation. On January 2, 2001, the sole director of Chicago Investment Group resolved to change to an Illinois C Corporation. This was effective on March 20, 2001. On December 31, 2001, the sole director further resolved to merge with Chicago Investment Group of Illinois, ("LLC"). This LLC is the "Surviving Entity".

Accordingly, the activities of the Company will be treated under the provisions of Sub Chapter S of the Internal Revenue Code for the period of time leading up to the conversion to C Corporation status. That is, the shareholder not the corporation will be responsible for federal taxes. Due to the loss nature of the period, there will be no state income or replacement taxes.

From March 20, 2001, the Company will report income taxes in accordance with Internal Revenue provisions governing C Corporation.

	December 31, 2001
Current:	
Federal	$ 0
State	0
	$ 0
Deferred:	
Federal	$ 16,960
State	8,480
Total:	$ 25,440

The components of the deferred tax asset (liability) are as follows:

	December 31, 2001
Net Operating Loss Carry Forward	$ 25,440
Valuation Allowance	(25,440)
Total:	$ 0

The Company has converted to a Limited Liability Company effective December 31, 2001. Therefore, it is not anticipated that the loss carry forward will be utilized.

Additionally, in accordance with Internal Revenue provisions regarding Limited Liability Companies, the Company with the consent of its members has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the members separately account for their pro rata shares of the Company's items of income, deductions, losses and credits.


Craig Shaffer
& Associates LTD.
2720 River Road, Des Plaines, Illinois 60018

847-299-0200
Fax 847-299-0209
Website: www.csaltd.com

To the Board of Directors
Chicago Investment Group of Illinois, LLC.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Chicago Investment Group of Illinois, LLC. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for deterring compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.) Making quarterly securities examinations, counts, verifications, and Comparisons
2.) Recordation of differences required by rule 17a-13
3.) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (*Designated self-regulatory organization*), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Craig Shaffer & Associates, Ltd.
Des Plaines, Illinois
April 29, 2002